                            OppenheimerFunds, Inc.
                           2 World Financial Center
                        225 Liberty Street, 11th Floor
                        New York, New York 10281-1008

August 2, 2004

VIA EDGAR
---------
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, NW
Washington, DC  20549
Attn: Mr. Vincent J. DiStefano

      Re:   Oppenheimer Principal Protected Trust III
            Registration Statement on Form N-1A
            File Numbers 333-114495; 811-21561
            ----------------------------------

Dear Mr. DiStefano:

      The purpose of this letter is to respond to your  comment  letter  dated
May 27, 2004 with respect to Oppenheimer  Principal Protected Main Street Fund
III (the "Fund"), a series of Oppenheimer  Principal  Protected Trust III (the
"Trust").  Responses to your comments are as follows:

Registration Statement on Form N-1A
-----------------------------------

The  filing  is  incomplete  and  additional  information  must be  filed in a pre-effective  amendment.  The staff may comment on any additional information filed by pre-effective amendment.

Whenever a comment is made in one  location,  it is  considered  applicable to all similar disclosure appearing elsewhere in the registration statement.

      The Fund  will file a  pre-effective  amendment  as soon as  practicable with all  information  needed for the filing to be complete.  The Fund and its
Distributor,  OppenheimerFunds Distributor, Inc., will request acceleration of the effectiveness of the pre-effective amendment after it is filed.

Prospectus
----------

Overview
--------

Please advise us  supplementally  whether the Warranty Provider files periodic reports with the Commission  pursuant to the Securities  Exchange Act of 1934.
If the  Warranty  Provider  does not file  such  reports,  please  provide  an undertaking  to  attach  the  Warranty  Provider's  financial  statements  and independent auditor's consent to the registration statement.

      The  Warranty  Provider  is not  required  to file  and  does  not  file periodic reports with the Commission  pursuant to the Securities  Exchange Act
of  1934.  Part  C  of  the  Fund's  registration   statement  contains,   and
amendments to the  registration  statement will contain,  the following  under
Item 30 - Undertakings:

            The Registrant hereby undertakes to update its registration statement on an annual basis under the Investment Company Act of
      1940, as amended (the "1940 Act") to include updated audited financial statements for Merrill Lynch Bank USA (or any
      successors or substituted entities thereto), as applicable.
      Merrill Lynch Bank USA has represented to Registrant that its audited financial statements to be included in Registrant's
      Registration Statement, as it may be amended from time to time, have been and will be prepared in accordance with Regulation S-X and U.S. GAAP, as if Merrill Lynch Bank USA was required to file
      Form 10-K under the Securities Exchange Act of 1934, as amended
      (the "Exchange Act").  Further, the Registrant undertakes under such circumstances to include as an exhibit to its registration statement as it relates to the Fund, the consent of the
      independent auditors of Merrill Lynch Bank USA (or such
      successors or substituted entities), as applicable, regarding such financial statements.

Please  disclose  that the  Warranty  Provider is not a bank  regulated by the
Federal  Reserve or  Treasury.  Please  provide a summary  description  of the
Warranty  Provider's  size or  ability to fulfill  its  obligations  under the
Warranty.

      The portion of the prospectus that describes the Warranty  Provider will be amended to include the following:  "The Warranty  Provider is regulated and examined by the FDIC and the Utah  Department  of Financial  Institutions.  It
is not  regulated by the Federal  Reserve or the U.S.  Department of Treasury.
As of March 26, 2004, MLBUSA's assets totaled approximately $67 billion."

The prospectus  indicates that the Fund may continue into the Warranty  Period with less than $75 million in net assets.  Will  operating  the Fund with less than $75 million  materially  impact the Fund's  proposed  plan of  operation, investment  objectives,  policies,  and  strategies  or otherwise  present any material  risks?  Will the expense  ratio be  impacted?  Will the Warranty fee be reduced if Fund assets are less than $75 million?  Please  advise the staff or revise the prospectus accordingly.

      The Fund's investment  adviser,  OppenheimerFunds,  Inc. (the "Manager")
has  determined  that the Fund can be operated  efficiently  with at least $70 million in assets  without  materially  impacting the Fund's  proposed plan of
operation,   investment  objectives,  policies  and  strategies  or  otherwise present any material  risks.  Should the Trustees  decide to continue the Fund with less than $75 million,  the Trustees will first determine that there will be no material  impact on the Fund's  proposed plan of  operation,  investment objectives,  policies and strategies or otherwise  present any material risks.
The minimum  amount of $70 million  was chosen as an  appropriate  point where the Fund  could be  operated  efficiently  without  a  material  impact on the
Fund's  expense  ratio.  The  Warranty  Fee would not be  reduced  if the Fund continues with less than $75 million in assets.

Clarify  whether or not  shareholders  will also  receive  interest on amounts returned by the Fund as a result of  liquidation  during the Offering  Period.
In this regard,  disclose what will be repaid to  shareholders  if the Fund is liquidated after the Offering Period.

      The prospectus states under the section entitled  "Offering Period" that if the Fund's Trustees decide to return  shareholders'  investments at the end of the Offering  Period,  shares of the Fund will be  exchanged  for shares of
Oppenheimer Money Market Fund, Inc. and the Fund's  Distributor will rebate or waive  any  sales  charges  paid by  shareholders  in  connection  with  their purchase of Fund shares  (other than as a result of an exchange  into the Fund from another  Oppenheimer fund). Thus,  shareholders would receive the benefit of any  income  accrued  and  paid by the Fund  during  the  Offering  Period.
During the Offering Period,  the Manager will voluntarily waive its management fee and will assume any Fund  expenses to the extent  necessary to assure that
if  the  Fund  is  liquidated   before  the  start  of  the  Warranty  Period,
shareholders  will receive at least their  initial  investment.  The Fund will not pay any 12b-1 fees to the Distributor  should the Fund be liquidated prior to the Warranty  Period and therefore any service fees paid by the Distributor to  broker-dealers  at the time of sale will not be reimbursed by the Fund. If the Trustees  determine it is in the shareholders'  best interest to liquidate the Fund after the Offering Period but before the Maturity Date,  shareholders will  receive the  then-current  net asset  value.  This is  disclosed  in the prospectus under "The Warranty Agreement and The Financial Warranty."

Please ensure that the appropriate  representatives of Oppenheimer Main Street
Fund ("Underlying  Fund") also sign the Fund's registration  statement.  Also, please include the Underlying Fund's financial  statements in the registration statement.

      We will ensure that the appropriate  representatives of Oppenheimer Main
Street Fund (the  "Underlying  Fund") sign the Fund's  registration  statement and that it includes the Underlying Fund's financial statements.

Will the Fund invest in equity  securities  outside the  Underlying  Fund?  If so, please summarize the Fund's equity investment strategies and risks.

      During the  Warranty  Period,  the equity  securities  in which the Fund will invest  include shares of the  Underlying  Fund and futures  contracts on the Standard and Poor's 500 Composite Stock Price Index ("S&P  futures").  The sections in the Fund's prospectus  entitled "The Fund's  Investment  Objective and  Principal  Investment  Strategies"  and "About  the  Fund's  Investments"
contain descriptions of the Fund's equity investments, objectives and risks.

The disclosure  indicates the Fund will charge a sales load and will invest in shares of the  Underlying  Fund,  which also charges a sales load,  as well as
equities  other  than  the  Underlying   Fund,  and  debt.   Please   disclose
supplementally  the  exception(s)  to Section  12(d)(1)(a)  of the  Investment
Company Act of 1940 (the  "Act") upon which the Fund  expects to rely in order to invest in the Underlying  Fund,  equities  outside the Underlying Fund, and debt, respectively, as well as the basis for such reliance.

      The  sections  of  the  prospectus   entitled  "The  Fund's   Investment
Objective and Principal  Strategies" and "About the Fund's  Investments" state that during the  Warranty  Period,  the Fund's  equity  holdings  will consist solely  of Class Y shares  of the  Underlying  Fund and S&P  futures.  Class Y shares of the  Underlying  Fund have no sales load or 12b-1  fee.  It does not state  that  the  Fund  will  invest  in  equity  securities  other  than  the
Underlying  Fund or S&P  futures,  and the  Fund  will not do so.  The  Fund's
prospectus   does  disclose  that  the  Underlying   Fund  invests  in  equity
securities,  and the prospectus describes the investment  strategies and risks of the Underlying  Fund's  investments.  The Fund will invest in shares of the
Underlying Fund in reliance on Section  12(d)(1)(G) of the Investment  Company
Act. The Fund may invest in S&P futures,  and the debt  securities held by the
Fund  may  consist  of  securities   other  than  government   securities  and
short-term paper as required by sub-paragraph  II of Section  12(d)(1)(G),  in reliance  on an  exemptive  order  of  the  Commission  dated  July  21,  1998
(Investment  Company Act Rel. No. 23324; SEC File No. 812-10936) issued to the mutual funds advised by OppenheimerFunds, Inc.

If the  Underlying  Fund may invest a significant  percentage of its assets in foreign  securities  or  derivatives,  disclose  the  attendant  risks  in the discussion of "Main Risks of Investing in the Fund."

      The section of the prospectus  entitled "About the Fund's  Investments -
The Fund's Principal Investment Policies and Risks" states the following:

      Risks of Foreign Investing. The Underlying Fund can buy securities of companies or governments in any country, developed or underdeveloped.
      While there is no limit on the amount of the Underlying Fund's assets that may be invested in foreign securities, the Manager does not currently plan to invest significant amounts of the Underlying Fund's assets in foreign securities. While foreign securities offer special investment opportunities, there are also special risks, such as the effects of a change in value of a foreign currency against the U.S.
      dollar, which will result in a change in the U.S. dollar value of securities denominated in that foreign currency.

Specify the Underlying  Fund's investment  objective and principal  strategies and  risks.  Include  a  discussion  of  market  capitalization  strategy  and attendant  risks,  such as small-cap  risk.  Does the  Underlying  Fund have a high portfolio  turnover rate? If so, please so indicate in this section;  and disclose the risks of high portfolio turnover.

      The  sections  of  the  prospectus   entitled  "The  Fund's   Investment
Objective  and  Principal  Strategies"  and  "About  the  Fund's  Investments"
describe the Underlying Fund's investment objective,  principal strategies and risks.  The section  entitled "Risks of Investing in Stocks" of the prospectus describes  the  Underlying  Fund's  policy with respect to investing in small-
and  medium-size  companies and the attendant  risks.  The  Underlying  Fund's portfolio  turnover ratio has not exceeded 100% in any of its last five fiscal years.

Provide a  cross-reference  to the  location  in the  prospectus  wherein  the material  terms of the Financial  Warranty  Agreement  (the  "Agreement")  are
discussed.

      The  section  entitled  "Main  Risks  of  Investing  in the Fund - Risks
Associated  with The Financial  Warranty"  contains a  cross-reference  to the location in the  prospectus  containing a description of the material terms of the Financial Warranty Agreement.

Please  summarize in the  discussion  of "Main Risks of Investing in the Fund"
the  most  likely  events  that  would  lead to  termination  of the  Warranty
Agreement.

      The section of the prospectus  entitled "The Warranty  Agreement and the
Financial  Warranty"  contains a detailed  discussion of the  circumstances in which the Warranty  Provider could terminate the Warranty  Agreement.  It sets
forth  in  bullet   points   the  eleven   occurrences   that  could  lead  to
termination.  The Manager  cannot  predict  which of the eleven  circumstances would be more likely to occur than  others.  The "Main Risks of  Investing  in the Fund" section of the prospectus states that the Warranty  Agreement may be terminated in certain  circumstances  and  specifically  cross-references  the location that details the termination provisions.

The  disclosure  indicates  that  Fund  shareholders  would  have no  recourse against the Warranty  Provider in the event it defaults on its  obligations to the Fund. Please advise us supplementally  whether  shareholders would be able to  commence  a  derivative  action in the  event  the Board  does not sue the
Warranty Provider, and if not, why not.

      Massachusetts  state law  would  likely  govern  any  determinations  of whether  shareholders  would be able to  commence a  derivative  action if the
Warranty  Provider  defaults  on its  obligations  to the  Fund.  The  Manager cannot  project an opinion as to whether a  Massachusetts  court would allow a derivative action in any given situation.

Fees and Expenses of the Fund
-----------------------------

Supplementally  advise the staff  whether any amounts  payable by the Warranty
Provider  under the Agreement  could be used by  Oppenheimer  to  subsequently recover reimbursed expenses and/or fees waived.

      The amounts  payable by the Warranty  Provider under the Agreement could not be used by  OppenheimerFunds,  Inc.  to  subsequently  recover  reimbursed expenses  and/or fees waived.  Assuming the Bank is required to make a payment under the Warranty Agreement,  the Bank will make such payment directly to the
Fund in the amount of any shortfall between the Fund's  then-current net asset value and the  Warranty  Amount.  The only way the Manager  will  benefit from that  payment is if it still owns its seed money  shares when that  payment is made.

Please disclose all fees of the Underlying Fund in narrative form.

      The  following  statement  will be added to "Fees  and  Expenses  of the
Fund"  section of the  prospectus:  "During its latest  fiscal  year,  Class Y shares of the  Underlying  Fund were  charged  a  management  fee of 0.46% and other expenses equal to 0.41%,  amounting to total annual  operating  expenses of 0.87%."

Please  ensure that the fee  presentation  contained  in footnote 7 to the fee table is less prominent that the fee table itself.

      The fee  presentation  in the footnote will be less  prominent  than the fee table itself in the prospectus.

Please  advise us  supplementally  why the other  expenses for classes C and N are  higher  than  those  for  classes  A and B.  Also  advise  why  class A's management  fee is lower than those for  classes B, C and N.  Explain  how the difference in advisory fees is consistent with the  requirements of Rule 18f-3 under the Investment Company Act of 1940.

      The fees that were included in the prospectus  were  erroneous.  We have revised the fee table in the  prospectus to correct  those errors.  The "Other
Expenses"  for  classes C and N are the same as those for classes A and B. The management  fee is also the same for all  classes.  The  following  is how the revised fee table will appear:

Shareholder Fees (charges paid directly from your investment):
-----------------------------------------------------------------------------
                                        Class A  Class B   Class C  Class N
                                         Shares   Shares    Shares   Shares
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Maximum Sales Charge (Load) on
purchases (as % of offering price)       5.75%     None      None     None
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Maximum Deferred Sales Charge (Load)
(as % of the lower of the original
offering                                 None1      5%2      1%3      1%4
price or redemption proceeds)
-----------------------------------------------------------------------------

Annual Fund Operating Expenses (deducted from Fund assets):
(% of average daily net assets)4

-----------------------------------------------------------------------------
                                        Class A  Class B   Class C  Class N
                                         Shares   Shares6   Shares   Shares
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Management Fees5                         0.50%     0.50%    0.50%    0.50%
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Distribution and/or Service (12b-1)      0.25%     1.00%    1.00%    0.50%
Fees
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Other Expenses                           0.75%     0.75%    0.75%    0.75%
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Total Annual Operating Expenses7         1.50%     2.25%    2.25%    1.75%
-----------------------------------------------------------------------------

Expenses may vary in future years. "Other Expenses" include transfer agent fees, custodial fees, the Warranty Agreement fee of 0.60% of average daily net assets of the Fund, and accounting and legal expenses that the Fund pays.
The Transfer Agent has voluntarily undertaken to the Fund to limit the transfer agent fees to 0.35% of average daily net assets per fiscal year for each class. That voluntary undertaking may be amended or terminated at any time without notice to shareholders.
1. A contingent deferred sales charge may apply to redemptions of investments of $1 million or more of Class A shares. See "How Can You Buy Class A Shares"
for details.

2.  Applies  to  redemptions  in first  year after  purchase.  The  contingent deferred  sales charge  gradually  declines from 5% to 1% in years one through six and is eliminated after that.
3. Applies to shares redeemed within 12 months of purchase.
4. A contingent  deferred  sales charge applies to shares  redeemed  within 18 months of the retirement plan's first purchase of Class N shares.
5. The Manager has voluntarily undertaken to waive its management fee and assume all expenses of the Fund, with the exception of the 12b-1 fee, during the Offering Period. The Manager may amend or terminate that voluntary undertaking at any time with notice to shareholders. "Management Fees" in the table above reflect the maximum annual management fee rate under the investment advisory agreement. During the Warranty Period, the management fees shall be 0.40% of average annual net assets of the Fund in any month following a month where the Fund's investment in equity securities is, on average, less than 10% of net assets. If the Fund becomes completely and irreversibly invested in the debt portfolio, the Management Fees will be
0.25% for the remainder of the Warranty Period.

6. Class B shares automatically convert to Class A shares 90 months after purchase.

7. The Manager has contractually agreed to reduce its management fee for the remainder of the Warranty Period in the event that the Fund becomes completely and irreversibly invested in the debt portfolio to the extent necessary so that total annual operating expenses of the Fund are limited to
1.30% for Class A shares, 2.05% for Class B shares, 2.05% for Class C shares and 1.55% for Class N shares. Those expense limitations do not include
Extraordinary Expenses and other expenses not incurred in the ordinary course of the Fund's business. However, if this reduction in the management fee is not sufficient to reduce total annual operating expenses to these limits, the
Manager is not required to subsidize Fund expenses to assure that expenses do not exceed those limits. If the Fund's annual operating expenses exceed those limits while the Fund's assets are completely and irreversibly allocated to the debt portfolio, the Warranty Amount will be reduced by the portion of the
Fund's annual operating expenses that exceed those limits. Additionally, if the Fund becomes completely and irreversibly invested in the debt portfolio, the Warranty Fee payable by the Fund to the Warranty Provider under the
Warranty Agreement will decrease to 0.35% per annum. In the event the Fund's assets are completely and irreversibly allocated to the debt portfolio, the
Fund's Management Fees, Other Expenses and Total Annual Operating Expenses
(Distribution and/or Service (12b-1) Fees would remain the same as shown above) would be estimated as follows:

----------------------------------------------------------------------
                               Class A   Class B  Class C   Class N
                                Shares    Shares   Shares    Shares
----------------------------------------------------------------------
----------------------------------------------------------------------
Management Fees                  0.25%    0.25%     0.25%     0.25%
----------------------------------------------------------------------
----------------------------------------------------------------------
Distribution and/or Service      0.25%    1.00%     1.00%     0.50%
(12b-1) Fees
----------------------------------------------------------------------
----------------------------------------------------------------------
Other Expenses                   0.50%    0.50%     0.50%     0.50%
----------------------------------------------------------------------
----------------------------------------------------------------------
Total Annual Operating           1.00%    1.75%     1.75%     1.75%
Expenses
----------------------------------------------------------------------

Can the Fund's Investment Objective and Policies Change
-------------------------------------------------------

Please state  explicitly in this section  whether the Fund's policy of investing in the Underlying Fund, S&P 500 futures and U.S.  Government debt securities is fundamental;  and, if not, that shareholders will be provided with sixty days notice of any change in the policy.

     The Fund's investment  objective is a fundamental  policy, as stated in the
Fund's  Statement  of  Additional  Information  ("SAI") in the section  entitled
"Investment  Restrictions."  Thus, its objective  during the Warranty  Period to seek  capital  preservation  in order to have a net asset value on the  Maturity
Date at least equal to the Warranty Amount, and its secondary  objective to seek high  total  return,  are  fundamental  and may only be changed by the vote of a majority of the Fund's outstanding  voting  securities.  We will add language to the prospectus  specifying that the Fund's investment objectives are fundamental policies.  The Fund's policies of investing in the Underlying Fund,  S&P 500 futures and U.S.  Government debt securities are not  fundamental  policies.  As described in the "Investment Restrictions" section of the Fund's SAI, the Fund's
Board of  Trustees  may  change  non-fundamental  policies  without  shareholder approval,  however,  the Fund will  describe  significant  changes to investment policies in supplements or updates to its prospectus or SAI, as appropriate. The
Fund would provide these  supplements  or updates to  shareholders  prior to the change of significant  non-fundamental policies. However, the Fund is not likely to provide  sixty  days  prior  notice,  particularly  if such a delay  would be detrimental to the interests of shareholders.

How will the Fund notify existing  shareholders of changes to  non-fundamental investment  policies?  Will  the  Fund  send the new  prospectus  to  existing shareholders?

      The  manner  and  timing  in  which  the  Fund  would  notify   existing
shareholders of a change to non-fundamental  investment  policies depends upon the  significance of the change.  The Fund updates its prospectus on an annual basis  and  sends  updated  prospectuses  to all  existing  shareholders.  For non-material  changes  of  lesser  significance,  the Fund  would  update  its prospectus if applicable and existing  shareholders  would receive the revised prospectus  as part of its  annual  mailing.  The  Fund  may  also  enclose  a written  supplement  to its printed  prospectus  prior to the annual update to disclose the change.  This supplement  (including  electronic  versions) would be included with each  prospectus  delivered  from the date of the  supplement until the prospectus' annual update, at which time the substantive  content of the supplement  would be  incorporated  into the  prospectus.  With respect to changes to significant  non-fundamental  investment  policies,  the Fund would likely  deliver a  prospectus  supplement  or revised  prospectus  to existing shareholders at the time or before the change occurs.

The Financial Warranty
----------------------

File a copy of the executed Agreement as an exhibit to the registration statement.

      The Fund  will  file a copy of the  executed  Warranty  Agreement  as an exhibit to the Registration Statement by Pre-Effective Amendment.

Clarify  that  the  material  terms  of the  Agreement  are  described  in the prospectus.  If  necessary,  expand the  prospectus  disclosure to provide any
additional   information   needed  so  as  to   conform   to  this   requested
clarification.  The  description  should  include,  but not be limited  to, an identification  of the material  "agreed-upon  investment  parameters . . .and restrictions set forth in the Warranty Agreement."

      The prospectus contains a full and complete  description of the material terms of the Warranty Agreement.

Please describe  potential  negative effects on  shareholders'  investments of any material  changes that may be made to the  Agreement  without  shareholder approval.

      The prospectus  states that material  changes to the Warranty  Agreement may be made  without  shareholder  approval,  even to the extent such  changes could have a direct or indirect  impact on a  shareholder's  investment in the
Fund.  This  statement  was added at the request of the SEC  examiner  for the
first  Oppenheimer   principal   protected  fund  declared  effective  by  the
Commission.  Neither  the  Manager  nor  the  Warranty  Provider  contemplates materially changing the Warranty Agreement.

The  disclosure   indicates   that  the  Warranty   Provider  may  reduce  its
obligations  under the  Agreement  in the event  the  Manager  fails to make a required  payment.  Is the Manager  required,  under these  circumstances,  to make the Fund's shareholders whole?  If not, please explain why not.

      No,  the  Manager is not  required  to make  shareholders  whole in such circumstances.  That fact is  disclosed as the last  sentence  under the "Main
Risks  of  Investing  in the  Fund  -  Risks  Associated  with  the  Financial
Warranty" section of the prospectus.

If,  during the  Warranty  Period,  the Fund fails to comply  with a condition under the Agreement,  is the Warranty Provider required to promptly notify the
Fund of any  deficiency  and does the Fund  have the  opportunity  to cure any deficiency?

      The Warranty  Agreement requires the Warranty Provider to provide notice to the Fund and/or the Manager of a  deficiency  of certain  requirements,  in which  case the Fund has a  specified  period of time to cure the  deficiency.
The  Warranty  Agreement  does not  require the  Warranty  Provider to provide notice of a  deficiency  of certain  other  requirements,  and  therefore  the existence of such deficiency  provides the Warranty Provider with the right to either  terminate  the  Warranty  Agreement  or to require  the Fund to invest exclusively in debt securities, depending on the severity of the deficiency.

Will the Warranty  Provider rely  exclusively  upon the Fund or its affiliates for all of the  information  that the Warranty  Provider  will need to monitor the  Fund's  compliance  with the  Agreement?  If so,  what are the  attendant risks to the Fund and its shareholders?

      The Warranty  Provider will primarily rely on the Manager as well as the
Fund's  Custodial  Bank for the  information  necessary  to monitor the Fund's compliance  with the Warranty  Agreement.  The attendant risks to the Fund and shareholders  may occur if the  Manager or the  Custodian  fail to provide the information  required by the  Warranty  Agreement,  in which case the Warranty
Provider may require the Fund to invest  exclusively in debt securities.  That risk is  disclosed  under "The Fund's  Principal  Investment  Policies - Asset
Allocation" section of the prospectus.

What recourse would  shareholders have in the event that the Fund either fails or is otherwise unable to comply with the conditions under the Agreement?

      Shareholders  would have no  recourse  in the event that the Fund either fails  or is  otherwise  unable  to  comply  with  the  conditions  under  the
Agreement.  The  prospectus  clearly  discloses that as a risk of investing in the Fund. The prospectus  states under the section  entitled "How Risky is the
Fund Overall?"  that:  "It is possible that the Warranty  Provider will not be able to  satisfy  its  obligations  under  the  Warranty  Agreement  as of the
Maturity  Date or that the  Manager  or the Fund  will not be able to  satisfy their respective  obligations under the Warranty  Agreement.  As a result, the
Fund may not be able to redeem  your  shares  for the  Warranty  Amount on the
Maturity  Date,  and the value of your shares on the Maturity Date may be more or less than your Warranty Amount."

Discuss  whether a claim that the Fund or the  Warranty  Provider  may have in respect of the Underlying  Fund could reduce or otherwise  impact the Warranty
Provider's obligations under the Agreement.

      The Manager is not aware of a situation  where the Warranty  Provider or the Fund  could  have a claim  against  the  Underlying  Fund.  Any such claim would not have an  effect on the  Warranty  Provider's  obligations  under the
Warranty Agreement.

The  financial  condition  of the  Warranty  Provider is  information  that is material to a decision  whether to invest and to remain  invested in the Fund.
What  GAAP  audited  financial  statements  of  the  Warranty  Provider,   and
auditor's  consent,  will you include in the  prospectus  initially  and on an updated basis  throughout the Warranty Period?  In this regard,  the statement contained in the third  paragraph  indicating  that the Warranty  Provider has not  participated  in  the  preparation  of the  prospectus  or  statement  of additional information should be modified.

      The 2003 audited  financial  statements of each of the Warranty Provider will  be  included  as  an  exhibit  to  the  Fund's  Registration  Statement.
Thereafter,  the most recent  audited  financial  statements  of the  Warranty
Provider   will  be  included  as  an  exhibit  to  the  Fund's   Registration
Statement.  The  prospectus  does not  contain a statement  that the  Warranty
Provider has not  participated  in the  preparation  of the  prospectus or the
Statement of Additional Information

What are the risks to  shareholders  in the event that the Fund is  liquidated or terminated  during the Warranty  Period?  To what extent would the Warranty
Provider still be obligated to pay the Waranteed  Amount prior to the Maturity
Date?  Would the  Warranty  Provider  be liable for  payment of the  Waranteed
Amount prior to the Maturity Date?

      The seventh paragraph under the section "The Warranty  Agreement and The
Financial  Warranty" states:  "If the Board were to determine that liquidation of  the  Fund  during  the  Warranty  Period  is  in  the  shareholders'  best interests,  the Warranty  Agreement  would  automatically  terminate upon such liquidation  and the Warranty  Provider  would have no  obligations  to make a payment to the Fund.  In that event  neither the Manager nor any other  person would be liable to make a payment  to the Fund to  provide  shareholders  with their Warranty Amount."

The Warranty Provider should supplementally  provide a statement that it knows of no  regulatory  or legal  restriction  that would  prevent it from entering into the Agreement.

      The Warranty  Provider will represent in the Warranty  Agreement,  among other  things,  that  it  knows  of no  statute,  regulation,  order,  or  any regulatory or legal  restriction  that would prevent it from  consummating the transaction.

Supplementally  discuss whether the Warranty Provider or any of its affiliates entered or will enter  into any type of  hedging  or  reinsurance  transaction with  Oppenheimer  or any of  Oppenheimer's  affiliates  to hedge the Warranty
Provider's  exposure in connection with the Warranty  Provider's entering into the Agreement.

      Neither the  Warranty  Provider nor any of its  affiliates  have entered into or will enter into any type of hedging or  reinsurance  transaction  with the  Manager  or  any of its  affiliates  to  hedge  the  Warranty  Provider's exposure in connection with its entering into the Agreement.

Statement of Additional Information
-----------------------------------

Investment Restrictions
-----------------------

Clarify that the concentration  policy also prohibits  concentration in groups of industries.

      The  last  sentence  of the  section  "Does  the  Fund  Have  Additional
Fundamental  Policies?"  of the SAI  states  "The  Fund  does  not  intend  to concentrate its investments in a group of industries."

Please disclose here the fundamental policies of the Underlying Fund.

      The fundamental  policies of the Underlying  Fund are already  disclosed in Appendix C to the SAI, titled  "Information  About the Underlying Fund." We will repeat this information in the "Investment  Restrictions"  section of the
SAI.

Please inform us  supplementally  of the percentage of the  Underlying  Fund's assets the Fund will purchase.

      The  percentage  of the  Fund's  assets  that  will be  invested  in the
Underlying  Fund  depends on a number of  factors,  including  the  prevailing market  interest  rates and recent  market  volatility,  among  other  things.
Therefore,  that  percentage  cannot be predicted at this time. As we near the end of the Offering  Period of the Fund, we could estimate a percentage  range of the  Fund's  assets  that the  Manager  believes  will be  invested  in the
Underlying Fund.

How the Fund is Managed
-----------------------

Please furnish  information  for the Fund's  trustees in tabular  format.  See
                                                                           ---
Item 13 of Form N-1A.

The Trustee  information  will be revised and  presented in tabular  format in accordance with Item 13 of Form N-1A.

The Warranty Provider
---------------------

Please incorporate by reference the Warranty Provider's 2003 audited financial statements and two most recent quarterly unaudited financial statements.

      The  third  sentence  in the  section  of  the  SAI  entitled  "Warranty
Provider" under "Additional  Information About the Fund" states the following:
"You may request a copy of the Merrill  Lynch Bank USA  financial  statements, free of charge,  by calling the Transfer Agent at the toll-free  number listed on the back cover of the Statement of Additional Information.

Please  clarify that the 2003  audited  financial  statements  of the Warranty
Provider  referenced here are those included in its annual report on Form 10-K for the fiscal year ended  December  31,  2003,  which has been filed with the
Commission.  Also clarify that the referenced  unaudited financial  statements are those included in the Warranty  Provider's  quarterly  report on Form 10-Q for the quarters ending on March 31 and June 30, 2003, respectively.

      As noted above,  the Warranty  Provider is not required to file and does not file  periodic  reports  with the  Commission  pursuant to the  Securities
Exchange Act of 1934. Part C of the Fund's  registration  statement  contains, and  amendments to the  registration  statement  will  contain,  the following under Item 30 - Undertakings:

            The Registrant hereby undertakes to update its registration statement on an annual basis under the Investment Company Act of
      1940, as amended (the "1940 Act") to include updated audited financial statements for Merrill Lynch Bank USA (or any
      successors or substituted entities thereto), as applicable.
      Merrill Lynch Bank USA has represented to Registrant that its audited financial statements to be included in Registrant's
      Registration Statement, as it may be amended from time to time, have been and will be prepared in accordance with Regulation S-X and U.S. GAAP, as if Merrill Lynch Bank USA was required to file
      Form 10-K under the Securities Exchange Act of 1934, as amended
      (the "Exchange Act").  Further, the Registrant undertakes under such circumstances to include as an exhibit to its registration statement as it relates to the Fund, the consent of the
      independent auditors of Merrill Lynch Bank USA (or such
      successors or substituted entities), as applicable, regarding such financial statements.

Please   include   disclosure  to  the  effect  that  all  quarterly   reports
subsequently  filed by the  Warranty  Provider  pursuant to Sections  13(a) or
15(d)  of  the  Securities  Exchange  Act  of  1934,  prior  to  the  Warranty
Provider's  filing of its  annual  reports  on Form 10-K for the  fiscal  year ended December 31, 2004, shall be deemed incorporated herein by reference.

      See the response to immediately preceding comment.

Exhibits
--------

Please  attach as  exhibits  to the  registration  statement  the  Independent
Auditors'  Consents  for the  Fund,  the  Underlying  Fund  and  the  Warranty
Provider.

      The  Fund  will  attach  the  Auditors'   Consents  for  the  Fund,  the
Underlying   Fund,  and  the  Warranty   Provider  as  exhibits  to  its  next
pre-effective amendment to the registration statement.

            Attached is a draft copy of the revised  Prospectus  and Statement of  Additional  Information  for your  reference.  Also attached is a redlined copy of each to show the changes made from the initial  version filed with the
Commission.  Thank you for your  attention to this matter.  Please  contact me at (212) 323-0248 should you have any questions.

                                                Very truly yours,

                                                /s/ Peter E. Pisapia
                                                ----------------------------
                                                Peter E. Pisapia
                                                Assistant Vice President
                                                and Assistant Counsel
                                                212-323-0248
                                                ppisapia@oppenheimerfunds.com
                                                -----------------------------

PEP/lb